[Letterhead of Abbott Laboratories]

March 16, 2017

VIA EDGAR AND EMAIL

Suzanne Hayes

Assistant Director, Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             Abbott Laboratories

Registration Statement on Form S-4

File No. 333-216141

Dear Ms. Hayes:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Abbott Laboratories (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective at 4:00 p.m., Eastern Time, on Monday, March 20, 2017 or as soon thereafter as is practicable.

Please contact Michael S. Benn of Wachtell, Lipton, Rosen & Katz at (212) 403-1158 with any questions you may have regarding this request.  In addition, please notify Mr. Benn by telephone when this request for acceleration has been granted.

ABBOTT LABORATORIES

By:	/s/ Karen M. Peterson
Name:	Karen M. Peterson
Title:	Vice President, Treasurer

cc:                                Miles D. White, Chairman of the Board and Chief Executive Officer, Abbott Laboratories

David K. Lam, Wachtell, Lipton, Rosen & Katz

Michael S. Benn, Wachtell, Lipton, Rosen & Katz